

March 15, 2024

Yuliia Zaporozhan
President
StageWise Strategies Corp.
Friedrichstr. 114A,
10117, Berlin, Germany

> **Re: StageWise Strategies Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 4, 2024**
> **File No. 333-275731**

Dear Yuliia Zaporozhan:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Form S-1 filed March 4, 2024

Dilution, page 21

1. Please revise the introductory paragraph to the dilution table to note that the information presented is as of December 31, 2023. In addition, it is unclear why the dilution per share to new stockholders and % dilution information is the same under each scenario. In this regard, dilution per share to new stockholders should be calculated as the offering price less the net tangible book value per share after the offering. Please revise and ensure that the % dilution information is also updated accordingly.

Results of operations, page 27

2. Please revise the results of operations header to refer to both the year ended September 30, 2023 and the three months ended December 31, 2023. In addition, you appear to have comingled your discussion of expenses incurred for each period. For example, you refer to $6,995 of expenses for the year ended September 30, 2023 consisting of $13,068 in

professional fees and $2,418 of depreciation expense, both of which are reflected in the December 31, 2023 statement of operations. Please revise.

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

3. The dates included in the report of your independent registered public accounting firm are unclear. In this regard, the current opinion refers to (dual date) November 7, 2023 and March 4, 2024. However, the audit opinion in your previous amendment was dated November 13, 2023. Tell us what all these dates represent and request that your auditor revise their report as necessary. To the extent the opinion is dual dated, revise to reference the specific footnote(s) to which the dual dating relates and tell us how any changes to your subsequent events footnote were considered in such dual dating. Lastly, revise to label the effected financial statements as "restated." Refer to ASC 250-10-50-7.

Financial Statements and Notes to Financial Statements, page F-2

4. Please revise your financial statements and related footnotes to ensure that information is consistently and appropriately labeled throughout. The following are a few examples of revisions that should be made to both your audited and interim financial statements:
   • The "Net Loss" line item in your balance sheet should refer to accumulated deficit as reflected in your statement of changes in stockholder's deficit. Refer to our prior comment 3.
   • The "Net Income" line item in your statement of operations should refer to net loss before taxes.
   • The "Net Income" and "Adjustments to reconcile Net Income" line items in your statement of cash flows should refer to net loss and adjustments to reconcile net loss.
   • You refer to an "estimated total value" for your website of $70,400 as of December 31, 2023 in Note 7; however, the intangible asset balance was $67,982 in the balance sheet for the same period.

December 31, 2023 Interim Financial Statements
Note 2 - Summary of Significant Accounting Policies, page F-5

5. We note that you earned revenue from subscriptions during the quarter ended December 31, 2023. Please revise to include the applicable revenue recognition policy.

Exhibits

6. Please revise to include a currently dated updated consent from your independent registered accounting firm that reflects the correct audit opinion date, including any dual dating.

       Please contact Megan Akst at 202-551-3407 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Crispino at 202-551-3456 with any other questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Technology

cc: Robert J. Zepfel